EXHIBIT 21.1

SUBSIDIARIES OF EAST WEST BANCORP, INC.

East West Bank	100%
East West Capital Trust I	100%
East West Capital Trust II	100%
East West Insurance Agency, Inc.	100%
East West Leasing (1)	100%
American International Bancorp, Inc. (1)	100%
(1)
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